                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. )(1)

                                 EarthLink, Inc.
                                 ---------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    270321102
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 13, 2005
                               ------------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

------------------------
(1)         The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

-----------------------                                     --------------------
CUSIP No. 270321102                   13D                    Page 2 of 12 Pages
-----------------------                                     --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   7,063,629
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               7,063,629
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    7,063,629
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 270321102                   13D                    Page 3 of 12 Pages
-----------------------                                     --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   7,063,629
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               7,063,629
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    7,063,629
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 270321102                   13D                    Page 4 of 12 Pages
-----------------------                                     --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   7,063,629
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               7,063,629
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    7,063,629
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 270321102                   13D                    Page 5 of 12 Pages
-----------------------                                     --------------------

            The following  constitutes the Schedule 13D filed by the undersigned
(the "Schedule 13D").

Item 1.     Security and Issuer.
            -------------------

            This statement relates to shares of the Common Stock, par value $.01
(the "Shares"), of EarthLink,  Inc. (the "Issuer"). The address of the principal executive  offices  of the Issuer is 1375  Peachtree  Street,  Atlanta,  Georgia
30309.

Item 2.     Identity and Background.
            -----------------------

            (a) This  statement is filed by Steel  Partners II, L.P., a Delaware limited  partnership  ("Steel Partners II"), Steel Partners,  L.L.C., a Delaware
limited liability company ("Partners LLC") and Warren G.  Lichtenstein.  Each of
the  foregoing is referred to as a "Reporting  Person" and  collectively  as the
"Reporting Persons."

            Partners LLC is the general  partner of Steel  Partners II. The sole executive officer and managing member of Partners LLC is Warren G. Lichtenstein, who is Chairman of the Board,  Chief Executive Officer and Secretary.  By virtue of his positions with Partners LLC and Steel Partners II, Mr.  Lichtenstein  has
the power to vote and dispose of the Issuer's Shares owned by Steel Partners II.
Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

            (b) The principal  business  address of each Reporting Person is 590
Madison Avenue, 32nd Floor, New York, New York 10022.

            (c) The principal  business of Steel Partners II is investing in the securities of small cap  companies.  The  principal  business of Partners LLC is acting as the general partner of Steel Partners II. The principal  occupation of
Mr. Lichtenstein is investing in the securities of small cap companies.

            (d) No  Reporting  Person  has,  during  the last five  years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

            (e) No Reporting Person has, during the last five years,  been party to a  civil  proceeding  of a  judicial  or  administrative  body  of  competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Mr. Lichtenstein is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            The aggregate  purchase price of the 7,063,629 Shares owned by Steel
Partners II is $66,544,877, including brokerage commissions. The Shares owned by
Steel Partners II were acquired with partnership funds.

-----------------------                                     --------------------
CUSIP No. 270321102                   13D                    Page 6 of 12 Pages
-----------------------                                     --------------------

Item 4.     Purpose of Transaction.
            ----------------------

            The  Reporting  Persons  purchased the Shares based on the Reporting
Persons'  belief  that  the  Shares,   when  purchased,   were  undervalued  and
represented an attractive investment opportunity.  Depending upon overall market conditions,  other investment  opportunities available to the Reporting Persons, and the  availability  of Shares at  prices  that  would  make the  purchase  of additional  Shares  desirable,  the  Reporting  Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

            No  Reporting  Person has any present  plan or proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions  discussed above.  Steel Partners II intends to review  its  investment  in the  Issuer  on a  continuing  basis  and  engage in discussions with management and the Board of Directors of the Issuer  concerning the business,  operations  and future plans of the Issuer.  Depending on various factors  including,  without  limitation,  the Issuer's  financial  position and investment  strategy,  the  price  levels  of  the  Shares,  conditions  in  the securities markets and general economic and industry conditions,  Steel Partners
II may in the future take such  actions with  respect to its  investment  in the
Issuer as it deems  appropriate  including,  without  limitation,  seeking Board representation,  making  proposals  to  the  Issuer  concerning  changes  to the capitalization,  ownership  structure or  operations  of the Issuer,  purchasing additional Shares, selling some or all of its Shares,  engaging in short selling of or any hedging or similar  transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

            (a) The aggregate percentage of Shares reported owned by each person named herein is based upon 133,286,902  Shares  outstanding,  which is the total number of Shares  outstanding  as reported in the Issuer's  Quarterly  Report on
Form 10-Q for the quarter ended June 30, 2005, as filed with the  Securities and
Exchange Commission on August 9, 2005.

            As of the close of business on September 16, 2005, Steel Partners II beneficially  owned 7,063,629  Shares,  constituting  approximately  5.3% of the
Shares  outstanding.  As the general  partner of Steel Partners II, Partners LLC may be deemed to beneficially  own the 7,063,629  Shares owned by Steel Partners
II,  constituting  approximately  5.3% of the  Shares  outstanding.  As the sole executive  officer and  managing  member of Partners  LLC,  which in turn is the general  partner  of Steel  Partners  II,  Mr.  Lichtenstein  may be  deemed  to beneficially own the 7,063,629  Shares owned by Steel Partners II,  constituting approximately 5.3% of the Shares  outstanding.  Mr. Lichtenstein has sole voting and  dispositive  power with  respect  to the  7,063,629  Shares  owned by Steel
Partners II by virtue of his authority to vote and dispose of such Shares.

            (b) By virtue of his positions  with Partners LLC and Steel Partners
II,  Mr.  Lichtenstein  has the sole  power to vote and  dispose  of the  Shares reported in this Schedule 13D.

-----------------------                                     --------------------
CUSIP No. 270321102                   13D                    Page 7 of 12 Pages
-----------------------                                     --------------------

            (c) Schedule A annexed hereto lists all  transactions  in the Shares during the past sixty days by the Reporting  Persons.  All of such  transactions were effected in the open market.

            (d) No person other than the Reporting  Persons is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, the Shares.

            (e) Not applicable.

Item 6.     Contracts,   Arrangements,   Understandings  or  Relationships  With
            Respect to Securities of the Issuer.
            ------------------------------------

            Other   than  as   described   herein,   there  are  no   contracts,
arrangements,  understandings or relationships  among the Reporting Persons,  or between  the  Reporting  Persons  and any  other  person,  with  respect  to the securities of the Issuer.

Item 7.     Material to be Filed as Exhibits.
            --------------------------------

            1.     Joint Filing  Agreement by and among Steel Partners II, L.P.,
                   Steel  Partners,  L.L.C.  and Warren G.  Lichtenstein,  dated
                   September 19, 2005.

-----------------------                                     --------------------
CUSIP No. 270321102                   13D                    Page 8 of 12 Pages
-----------------------                                     --------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 19, 2005               STEEL PARTNERS II, L.P.

                                         By:  Steel Partners, L.L.C.
                                              General Partner

                                         By: /s/ Warren G. Lichtenstein
                                             -----------------------------------
                                             Warren G. Lichtenstein
                                             Managing Member

                                         STEEL PARTNERS, L.L.C.

                                         By: /s/ Warren G. Lichtenstein
                                             -----------------------------------
                                             Warren G. Lichtenstein
                                             Managing Member

                                         /s/ Warren G. Lichtenstein
                                         ---------------------------------------
                                         WARREN G. LICHTENSTEIN

-----------------------                                     --------------------
CUSIP No. 270321102                   13D                    Page 9 of 12 Pages
-----------------------                                     --------------------

                                   SCHEDULE A
                                   ----------

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

Shares of Common Stock              Price Per                    Date of
       Purchased                    Share($)                    Purchase
       ---------                    --------                    --------

                             STEEL PARTNERS II, L.P.
                             -----------------------

       200,000                       9.0319                     7/18/05
        75,265                       9.2050                     7/20/05
        55,049                       9.2528                     7/21/05
        79,234                       9.2689                     7/22/05
       200,000                       9.2082                     7/25/05
       448,136                       9.0574                     7/26/05
        79,717                       9.2358                     7/27/05
        14,400                       9.2800                     7/28/05
       143,600                       9.6577                     8/01/05
        30,000                       9.6169                     8/02/05
        26,100                       9.3680                     8/03/05
        32,000                       8.9905                     8/12/05
        31,100                       9.0000                     8/15/05
        22,479                       8.8755                     8/16/05
       136,900                       9.0000                     8/16/05
       100,400                       9.0495                     8/17/05
       192,600                       8.9960                     8/18/05
        58,294                       8.9929                     8/19/05
           200                       9.0000                     8/22/05
       150,000                       9.1274                     8/23/05
       150,000                       9.2251                     8/24/05
       100,000                       9.2679                     8/25/05
       100,000                       9.2686                     8/26/05
       100,000                       9.2625                     8/29/05
         9,900                       9.9900                     9/07/05
       100,000                       9.9496                     9/08/05

-----------------------                                     --------------------
CUSIP No. 270321102                   13D                    Page 10 of 12 Pages
-----------------------                                     --------------------

        40,656                       9.9472                     9/09/05
        61,554                      10.2616                     9/12/05
       100,000                      10.1585                     9/13/05
       100,000                      10.2263                     9/13/05
       100,000                      10.0553                     9/14/05
        73,225                       9.9769                     9/15/05
       137,846                      10.0235                     9/16/05

                             STEEL PARTNERS, L.L.C.
                             ----------------------
                                      None

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                      None

-----------------------                                     --------------------
CUSIP No. 270321102                   13D                    Page 11 of 12 Pages
-----------------------                                     --------------------

                                  EXHIBIT INDEX

      Exhibit                                                            Page
      -------                                                            ----

1.    Joint  Filing  Agreement  by and among Steel  Partners  II,         12
      L.P., Steel Partners,  L.L.C.  and Warren G.  Lichtenstein,
      dated September 19, 2005.

-----------------------                                     --------------------
CUSIP No. 270321102                   13D                    Page 12 of 12 Pages
-----------------------                                     --------------------

                             JOINT FILING AGREEMENT
                             ----------------------

            In  accordance  with  Rule  13d-1(k)(1)(iii)  under  the  Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated  September
19, 2005  (including  amendments  thereto)  with  respect to the Common Stock of
EarthLink, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such
Statement.

Dated:  September 19, 2005               STEEL PARTNERS II, L.P.

                                         By:  Steel Partners, L.L.C.
                                              General Partner

                                         By: /s/ Warren G. Lichtenstein
                                             -----------------------------------
                                             Warren G. Lichtenstein
                                             Managing Member

                                         STEEL PARTNERS, L.L.C.

                                         By: /s/ Warren G. Lichtenstein
                                             -----------------------------------
                                             Warren G. Lichtenstein
                                             Managing Member

                                         /s/ Warren G. Lichtenstein
                                         ---------------------------------------
                                         WARREN G. LICHTENSTEIN